Exhibit 99.1

BROOKFIELD INFRASTRUCTURE RENEWS ITS LIMITED PARTNERSHIP UNIT NORMAL COURSE ISSUER BID

Hamilton, Bermuda, October 2, 2015 – Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Infrastructure of its intention to renew its normal course issuer bid. Brookfield Infrastructure believes that in the event that limited partnership units (“Units”) trade in a price range that does not fully reflect their value, the acquisition of Units may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of Brookfield Infrastructure authorized Brookfield Infrastructure to repurchase up to 5% of the issued and outstanding Units, or 8,108,091 Units.  At the close of business on September 30, 2015, there were 162,161,830 Units issued and outstanding. Under the normal course issuer bid, Brookfield Infrastructure may purchase up to 27,896 Units on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume of 111,584 Units on the Toronto Stock Exchange for the six months ended September 30, 2015, calculated in accordance with the rules of the Toronto Stock Exchange. Repurchases are authorized to commence on October 6, 2015 and will terminate on October 5, 2016, or earlier should Brookfield Infrastructure complete its repurchases prior to such date.

Under its previous normal course issuer bid that expires on October 5, 2015, Brookfield Infrastructure and its affiliates purchased an aggregate of 1,751,317 Units at an average price of US$40.41 per Unit.

All purchases will be made through the facilities of the Toronto Stock Exchange or the New York Stock Exchange, and all Units acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

From time to time, when Brookfield Infrastructure does not possess material non-public information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of Units at times when Brookfield Infrastructure ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Brookfield Infrastructure’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport, energy and communications infrastructure assets in North and South America, Australia and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “believes,” “may,” “tend to,” “target” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding potential future purchases by Brookfield Infrastructure of its Units pursuant to its normal course issuer bid, statements with respect to Brookfield Infrastructure’s assets tending to appreciate in value over time and the level of distribution growth over the next several years. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.